UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Sun Country Airlines Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

866683105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866683105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). SCA Horus Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 11,392,497 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 11,392,497 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,392,497 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 866683105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AP VIII (SCA Stock AIV), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 11,392,497 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 11,392,497 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,392,497 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 866683105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Antoine Munfakh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 11,392,497 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 11,392,497 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,392,497 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 866683105

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Patrick Kearney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 11,392,497 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 11,392,497 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,392,497 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	(a)	Name of Issuer

Sun Country Airlines Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

2005 Cargo Road
Minneapolis, Minnesota 55450

Item 2.	(a)	Name of Person Filing

This statement is filed by (i) SCA Horus Holdings, LLC (“Apollo Stockholder”); (ii) AP VIII (SCA Stock AIV), LLC, (iii) Antoine Munfakh, and (iv) Richard Offutt. The foregoing are collectively referred to herein as the “Reporting Persons.”

The Apollo Stockholder holds securities of the Issuer. AP VIII (SCA Stock AIV), LLC is the sole member of the Apollo Stockholder. Antoine Munfakh and Richard Offutt are the directors of AP VIII (SCA Stock AIV), LLC.

	(b)	Address of Principal Business Office or, if none, Residence

The address of the principal office of each of the Apollo Stockholder and Messrs. Munfakh and Offutt is 9 West 57th Street, 42nd Floor, New York, New York 10019. The address of the principal office of AP VIII (SCA Stock AIV), LLC is 100 West Putnam Avenue, Greenwich, Connecticut 06830.

	(c)	Citizenship

The Apollo Stockholder and AP VIII (SCA Stock AIV), LLC are each a Delaware limited liability company. Messrs. Munfakh and Offutt are each United States citizens.

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Common Stock”).

	(e)	CUSIP Number

866683105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

Apollo Stockholder	11,392,497
AP VIII (SCA Stock AIV), LLC	11,392,497
Antoine Munfakh	11,392,497
Richard Offutt	11,392,497

Each of the reporting persons disclaims beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Percent of class:

Apollo Stockholder	21.2%
AP VIII (SCA Stock AIV), LLC	21.2%
Antoine Munfakh	21.2%
Richard Offutt	21.2%

The percentages are based on 53,821,351 shares of Common Stock outstanding as of December 14, 2023, as disclosed in the Issuer’s prospectus supplement filed on December 13, 2023 and Current Report on Form 8-K filed on December 14, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

0 for all Reporting Persons

	(ii)	Shared power to vote or to direct the vote:

Apollo Stockholder	11,392,497
AP VIII (SCA Stock AIV), LLC	11,392,497
Antoine Munfakh	11,392,497
Richard Offutt	11,392,497

(iii)	Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons

(iv)	Shared power to dispose or to direct the disposition of:

Apollo Stockholder	11,392,497
AP VIII (SCA Stock AIV), LLC	11,392,497
Antoine Munfakh	11,392,497
Richard Offutt	11,392,497

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

SCA Horus Holdings, LLC

	By:	AP VIII (SCA Stock AIV), LLC,
its sole shareholder

		By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

AP VIII (SCA Stock AIV), LLC

By:	/s/ James Elworth
Name:	James Elworth
Title:	Vice President

Antoine Munfakh

/s/ Antoine Munfakh

RICHARD OFFUTT

/s/ Richard Offutt